Exhibit 99.1

Vertical Aerospace Announces First Quarter 2023 Financial Results

Company Issues Shareholder Letter

London, UK; New York, USA – May 3, 2023

Vertical Aerospace Ltd. (“Vertical” or the “Company”) (NYSE: EVTL; EVTLW), a global aerospace and technology company that is pioneering zero emission aviation, announces its financial results for the first quarter ended March 31, 2023. The Company has also issued a shareholder letter in conjunction with the filing of our first quarter 2023 results, which is posted to its investor relations website at investor.vertical-aerospace.com.

Stephen Fitzpatrick, Vertical Founder and CEO, said “We have achieved so much in this first quarter. I am so proud of the team as we were granted our Design Organisation Approval from the CAA affirming our home regulator’s confidence in our capabilities. While we have revised our target certification date, the diligence and precision of the scoping work gives us ever more confidence that our strategy is the right one, and that we will be one of the first movers in the eVTOL market.”

First Quarter 2023 and Recent Operational Highlights

•	Vertical received Design Organisation Approval in March 2023 – the first listed eVTOL company to be granted a DOA in the world. DOA affirms Vertical’s maturing credibility as an aerospace company.
•	Following a comprehensive management review, including extensive discussions and alignment with its supply chain and regulators, Vertical is now targeting certification by the end of 2026.

First Quarter 2023 Financial Highlights

•	Vertical reported a net operating loss of £23m for the three months ended March 31, 2023, compared to a net operating loss of £18m for the three months ended March 31, 2022.
•	This reflects investments in the advancement of our electric battery technology at our recently opened Vertical Energy Centre; achievement of eVTOL Design Organisation Approval with the UK Civil Aviation Authority (CAA); in addition to design and test capabilities associated with our VX4 prototype aircraft.
•	As of March 31, 2023, Vertical had cash and cash equivalents totalling £104m, which will be invested in the development of the company’s design, test and certification activities; as well as in the people, systems and processes that support the company.

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Consolidated Financial Summary
	Three months ending March 31*,
	2023	2022
	£’000	£’000
Research and development expenses	(12,612)	(8,104)
Administrative expenses	(11,741)	(11,647)
Related party administrative expenses	(21)	–
Other operating income	1,824	1,917
Operating loss	(22,550)	(17,834)
*Unaudited

Financial Outlook

•	Net cash outflows incurred in the second quarter of the year will be in relation to the advancement of our airborne flight test programme and further investment in our second full scale prototype aircraft – our capital plan for 2023 remains on track.
•	As previously announced, to support our ongoing capital requirements, fund our future operations and remain as a going concern, Vertical intends to undertake a fundraise in 2023 to raise additional capital.

The above forward-looking statements reflect our expectations for the three months ending June 30, 2023 as of May 3, 2023, and are subject to substantial uncertainty. Our results are based on assumptions that we believe to be reasonable as of this date, but may be materially affected by many factors, as discussed below in “Forward-Looking Statements.”

About Vertical Aerospace

Vertical Aerospace is pioneering electric aviation. The company was founded in 2016 by Stephen Fitzpatrick, an established entrepreneur best known as the founder of the OVO Group, a leading energy and technology group and Europe’s largest independent energy retailer. Vertical has focused on building the most experienced and senior team in the eVTOL industry, who have previously certified and supported over 30 different civil and military aircraft and propulsion systems. Vertical has forged strong relationships with industry-leading players to develop the various components of its aircraft and build a sophisticated eVTOL ecosystem, creating efficiencies across the manufacturing processes, aircraft operations and maintenance.

Vertical’s ordinary shares and warrants commenced trading on the NYSE in December 2021 under the tickers “EVTL” and “EVTLW,” respectively.

About the VX4 eVTOL Aircraft

Vertical’s VX4 eVTOL is projected to be capable of transporting a pilot and up to four passengers, traveling distances of up to 100 miles, and achieving a cruise speed of 150 miles per hour, while producing minimal noise and zero operating emissions. Find out more: vertical-aerospace.com

For more information:

Vertical Aerospace	Vertical Investors
Ambika Sharma	Eduardo Royes
nepeanverticalteam@nepean.co.uk	investors@vertical-aerospace.com
+44 759 647 4020	+1 646 200 8871

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Vertical Media Kit

Available here

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbour provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the design and manufacture of the VX4, our future results of operations and financial position, business strategy and plans and objectives of management for future operations, certification and the commercialization of the VX4 and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, the differential strategy compared to our peer group, expectations surrounding pre-orders and commitments, the features and capabilities of the VX4, the transition towards a net-zero emissions economy, expected financial performance and operational performance, liquidity, growth and profitability strategies, our ability and plans to raise additional capital to fund our operations, including as a result of any ongoing or future discussions with potential investors, our plans to mitigate the risk that we are unable to continue as a going concern, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; our potential inability to produce, certify or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; any accidents or incidents involving eVTOL aircraft could harm our business; our dependence on partners and suppliers for the components in our aircraft and for operational needs; the potential that certain strategic partnerships may not materialize into long-term partnership arrangements; all of the pre-orders received are conditional and may be terminated at any time and any pre-delivery payments may be fully refundable upon certain specified dates; any circumstances; the inability for our aircraft to perform at the level we expect and may have potential defects; any potential failure to effectively manage our growth; our inability to recruit and retain senior management and other highly skilled personnel, our ability to raise additional funds when we need or want them, or at all, to fund our operations; our limited cash and cash equivalents and recurring losses from our operations raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 22, 2023, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

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